Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Partners of Evolve Transition Infrastructure LP and the Board of Directors of Evolve Transition Infrastructure GP LLC
Evolve Transition Infrastructure LP:

We consent to the use of our report with respect to the consolidated financial statements incorporated by reference herein.

Our report dated March 16, 2021 contains an explanatory paragraph that states that the Partnership’s inability to generate sufficient liquidity to meet future debt obligations raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas
March 16, 2021